SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A4

 Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, INC
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

68243Q106
(CUSIP Number)

Michael R. Manley, Esq.
1-800-FLOWERS.COM, Inc.
Two Jericho Plaza, Suite 200
Jericho, New York  11753
(516) 237-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
Christopher G. McCann, individually and as Trustee of The James F. McCann 2012 Family Trust – Portion I, as Trustee of The James F. McCann 2012 Family Trust – Portion II, as the general partner of The McCann Family Limited Partnership, as a Director and President of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership, as the Trustee of the Marylou McCann 1999 Trust u/a/d July 6,1999, and as the Trustee of the James F. McCann 2018 Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,784,388 (1)

	8	SHARED VOTING POWER
8,356,920 (2)

	9	SOLE DISPOSITIVE POWER
1,603,777 (3)

	10	SHARED DISPOSITIVE POWER
8,356,920 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,141,308 (1)(2)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          This amount includes 850,640 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          This amount includes 5,875,000 shares of Class B Common Stock.

(3)          This amount includes all amounts included in 7 above except for 180,611 shares of Class A Common Stock which are unvested.

(4)          Number includes 238,537 shares held by The McCann Charitable Foundation, Inc., of which Christopher G. McCann is a Director and the Treasurer.  Christopher G. McCann disclaims beneficial ownership of 7,228,523 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(5)          Excludes 28,378,156 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which Christopher G. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(6)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock (b) 180,611 shares of Class A Common Stock beneficially owned by Christopher G. McCann which are unvested, plus (c) 6,725,640 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock included in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
James F. McCann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,723,908 (1)

	8	SHARED VOTING POWER
239,017

	9	SOLE DISPOSITIVE POWER
21,509,403 (2)

	10	SHARED DISPOSITIVE POWER
239,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,962,925 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(4)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.4% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          This amount includes 20,523,974 shares of Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          This amount includes all amounts included in 7 above except for 214,505 shares of Class A Common Stock which are unvested.

(3)          Number includes 238,537 shares held by The McCann Charitable Foundation, Inc., of which James F. McCann is a Director and the President.

(4)          Excludes 16,556,539 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which James F. McCann disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(5)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock (b) 214,505 shares of Class A Common Stock beneficially owned by James F. McCann which are unvested, plus (c) the 20,523,974 shares of Class B Common Stock included in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
Erin McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,923

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,301,541 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Erin McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
James McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,923

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,301,541 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the James McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
Matthew McCann 2005 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,217,922

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,217,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,217,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 36,301,542 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Matthew McCann 2005 Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
The James F. McCann 2012 Family Trust – Portion I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,309,813

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,309,813

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,309,813

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 37,209,651 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which The James F. McCann 2012 Family Trust – Portion I disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
The James F. McCann 2012 Family Trust – Portion II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
43,710

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
43,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          Excludes 38,475,754 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which The James F. McCann 2012 Family Trust – Portion II disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
The McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Excludes 36,519,464 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which The McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) the 2,000,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
The 1999 McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Excludes 34,644,464 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which The 1999 McCann Family Limited Partnership disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
Public Flowers, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          Public Flowers, Inc. disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          Excludes 34,644,464 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which Public Flowers, Inc. disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
The Marylou McCann 1999 Trust u/a/d July 6, 1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          Excludes 34,644,464 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which The Marylou McCann 1999 Trust u/a/d July 6, 1999 disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
James F. McCann, III, individually and as a Director of Public Flowers, Inc., the general partner of the 1999 McCann Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,875,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,875,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,875,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          All shares are Class B Common Stock.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)          James F. McCann, III, disclaims beneficial ownership of 3,875,000 shares of Class A Common Stock.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(3)          Excludes 34,644,464 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which James F. McCann, III disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(4)          The percentage of beneficial ownership is based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) the 3,875,000 shares of Class B Common Stock reported in 11 above.

CUSIP No. 68243Q106

1	NAMES OF REPORTING PERSONS
James F. McCann 2018 Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – See Item 3 of Statement

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
889,860

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
889,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
889,860

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          Excludes 37,629,604 shares of Class A Common Stock held by other Reporting Persons and issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the James F. McCann 2018 Family Trust disclaims beneficial ownership.  This report shall not be deemed an admission that such person is the beneficial owner of such securities.

(2)          The percentage of beneficial ownership is based on 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock.

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2017, as amended by Amendment No. 1 filed with the SEC on February 5, 2019, Amendment No. 2 filed with the SEC on September 22, 2020 and Amendment No. 3 filed with the SEC on December 28, 2020 (the “Schedule 13D”) jointly by the individuals (in their individual capacity and/or as trustee of specified trusts and/or as a general partner or officer or director of a general partner of specified limited partnerships), trusts, limited partnerships and corporation listed in Item 2(a) of the Schedule 13D who may be deemed to beneficially own shares of Class A Common Stock of 1-800-FLOWERS.COM, Inc. (the “Issuer”), par value $.01 per share (the “Class A Common Stock”), and/or shares of Class B Common Stock of the Issuer, par value $.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), in each case as described herein.  Each share of Class B Common Stock (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders.

Item 1	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Class A Common Stock, par value $.01 per share.

1-800-FLOWERS.COM, INC.
Two Jericho Plaza
Jericho, NY 11753

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby amended, as to Item 2(a) only in its entirety, as follows:

(a)  The names of the Reporting Persons are:  (i) Christopher G. McCann, (A) individually, (B) as trustee of  each of (1) The James F. McCann 2012 Family Trust – Portion I (the “2012 Portion I Trust”) and (2) The James F. McCann 2012 Family Trust – Portion II (the “2012 Portion II Trust” and, together with the 2012 Portion I Trust , the “2012 Trusts”), (C) as sole general partner of The McCann Family Limited Partnership (the “1996 Family Partnership”), (D) as a Director and President of Public Flowers, Inc. (“Public”), which is the sole general partner of The 1999 McCann Family Limited Partnership (the “1999 Family Partnership” and, together with the 1996 Family Partnership, the “Family Partnerships”), (E) as sole trustee of the Marylou McCann 1999 Trust u/a/d July 6, 1999 (the “Marylou McCann Trust”), which is the sole stockholder of Public, and (G) as trustee of the James F. McCann 2018 Family Trust (the “2018 Family Trust”); (ii) James F. McCann, individually; (iii)  the Erin McCann 2005 Trust (the “Erin McCann Trust”), (iv) the James McCann 2005 Trust (the “James McCann Trust”), (v) the Matthew McCann 2005 Trust (the “Matthew McCann Trust” and collectively with the Erin McCann Trust and the James McCann Trust, the “Children’s Trusts”), (vi) the 2012 Portion I Trust, (vii) the 2012 Portion II Trust, (viii) The 1996 Family Partnership; (ix) the 1999 Family Partnership; (x) Public; (xi) the Marylou Trust; (xii) James F. McCann, III, (A) individually, and (B) as a Director of Public; and (xiii) the 2018 Family Trust.  As used herein, “Group Members” shall mean Christopher G. McCann, the 2012 Trusts, the Family Partnerships, Public, the Marylou McCann Trust, the Children’s Trusts, James F. McCann, III, and the 2018 Family Trust.

Item 2 of the Schedule 13D is hereby further amended, as to Item 2(b) only in its entirety, as follows:

(b)  The address of each Reporting Person other than the 2012 Trusts is Two Jericho Plaza, Suite 200, Jericho, NY 11753.The address of each of the 2012 Trusts is 500 Stanton Christiana Road, Newark, DE 19713.

Item 2 of the Schedule 13D is hereby further amended, as to the third sentence of Item 2(c) only, as follows:

The principal business address of the Issuer is Two Jericho Plaza, Jericho, New York 11753.

Item 2 of the Schedule 13D is hereby further amended, as to Item 2(c) only, to add an additional sentence, as follows:

The James F. McCann 2018 Family Trust is an irrevocable trust created under the laws of the State of New York for the benefit of the descendants of James. F. McCann under an agreement dated December 10, 2018.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the shares of Class A Common Stock beneficially owned directly by Christopher G. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, (iii) in an open market purchase as custodian for his minor son and (iv) as a gift from his brother, the Chairman of the Board of the Issuer.  The source of any funds used by Christopher G. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by Christopher G. McCann which are owned by The McCann Charitable Foundation, Inc. (the “Foundation”), of which he is a Director and the Treasurer were acquired as a result of a contribution prior to the Issuer’s initial public offering or as a gift.

Of the shares of Class A Common Stock owned directly by Christopher G. McCann, 55,727 shares are unvested and are scheduled to vest over the period from November 3, 2022 through November 3, 2023 and, depending on the satisfaction of financial performance criteria, up to an additional 124,884 shares are scheduled to vest during the period from November 2, 2022 through November 2, 2027.  Christopher G. McCann currently has the power to vote all of such shares of Class A Common Stock.  Christopher G. McCann does not have the right to dispose of unvested shares of Class A Common Stock.

All of the shares of Class A Common Stock beneficially owned directly by James F. McCann were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering and (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans.  The source of any funds used by James F. McCann for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Common Stock that may be deemed beneficially owned by James F. McCann that are owned by the Foundation, of which he is a Director and the President, were acquired as a result of a contribution prior to the Issuer’s initial public offering or as a gift.

Of the shares of Class A Common Stock owned directly by James F. McCann, 191,675 shares are unvested and are scheduled to vest over the period from November 3, 2022 through May 4, 2031 and, depending on the satisfaction of financial performance criteria, up to an additional 22,830 shares are scheduled to vest during the period from November 2, 2022 through November 2, 2024.  James F. McCann currently has the power to vote all of such shares of Class A Common Stock.  James F. McCann does not have the right to dispose of unvested shares of Class A Common Stock.

The shares of Class A Common Stock held by the Children’s Trusts were transferred to the Children’s Trusts for no consideration upon termination of grantor retained annuity trusts established by James F. McCann for the benefit of himself and his children.

The shares of Class A Common Stock held by the 2012 Trusts were transferred to the 2012 Trusts for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.

All of the shares of Common Stock which are owned by the Family Partnerships were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.

The shares of Class A Common Stock held by the 2018 Family Trust were transferred to the 2018 Family Trust for no consideration upon termination of a grantor retained annuity trust established by James F. McCann for the benefit of himself and his descendants.

Item 4	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information contained in Item 6.

Item 5	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 16,795,076 shares of Class A Common Stock representing 37.4% of the Class A Common Stock (based on (a) 36,935,994 shares of Class A Common Stock reported outstanding by the Issuer as of October 29, 2021, plus 157,028 shares of Class A Common Stock held by Reporting Persons that vested since October 29, 2021, plus 889,860 shares of Class A Common Stock issued upon conversion of Class B Common Stock, plus (b) 180,611 shares of Class A Common Stock beneficially owned by a group member which are unvested, plus (c) 6,725,640 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock).  Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of 16,795,076 shares of Class A Common Stock and to dispose of or direct the disposition of 16,614,465 shares of Class A Common Stock because of the terms of the Stockholders’ Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The information in items 1 and 7 through 13 on the cover pages (pp. 2 through 16) of this Schedule 13D regarding the holdings of the Reporting Persons is hereby incorporated by reference.

(c)   On November 1, 2021, in connection with the vesting of 41,625 shares of Class A Common Stock, Christopher G. McCann had 22,115 shares withheld for tax purposes.  On November 3, 2021, in connection with the vesting of 15,473 shares of Class A Common Stock, Christopher G. McCann had 8,220 shares withheld for tax purposes. On November 5, 2021, in connection with the vesting of 24,783 shares of Class A Common Stock, Christopher G. McCann had 13,167 shares withheld for tax purposes.  On November 6, 2021, in connection with the vesting of 25,507 shares of Class A Common Stock, Christopher G. McCann had 13,551 shares withheld for tax purposes.

On November 3, 2021, in connection with the vesting of 11,680 shares of Class A Common Stock, James F. McCann had 6,205 shares withheld for tax purposes.  On November 5, 2021, in connection with the vesting of 18,707 shares of Class A Common Stock, James F. McCann had 9,939 shares withheld for tax purposes.  On November 6, 2021, in connection with the vesting of 19,253 shares of Class A Common Stock, James F. McCann had 10,229 shares withheld for tax purposes.

On December 14, 2021, in connection with the termination of a grantor retained annuity trust, of which he was sole trustee, James F. McCann transferred 889,860 shares of Class B Common Stock, which automatically converted to an equal number of shares of Class A Common Stock upon transfer, to a trust for the benefit of James F. McCann’s children, of which Christopher G. McCann is the sole trustee.

(d)          Not applicable.

(e)          Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Christopher G. McCann resigned from the McCann Family Committee and as proxy under the Stockholders’ Agreement on September 9, 2021. Erin Moore Lenahan was appointed as proxy under the Stockholders’ Agreement effective November 23, 2021.

Effective December 14, 2021, the Stockholders’ Agreement has been amended to reflect ownership of shares of Class A Common Stock by the 2018 Family Trust. The foregoing summary of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement, which is incorporated herein by reference.

Item 7	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

7.	Joint Filing Agreement, dated January 7, 2022.

8.	Power of Attorney for the James F. McCann 2018 Family Trust.

9.	Amendment to McCann Family Stockholders’ Agreement effective December 14, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2022

Christopher G. McCann

/s/ Christopher G. McCann

James F. McCann

/s/ James F. McCann

ERIN McCANN 2005 TRUST

	By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

JAMES McCANN 2005 TRUST

	By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

MATTHEW McCANN 2005 TRUST

	By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION I

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann,
Title: Trustee

THE JAMES F. McCANN 2012 FAMILY TRUST – PORTION II

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann,
Title: Trustee

THE McCANN FAMILY LIMITED PARTNERSHIP

By:	/s/ Christopher G. McCann
Christopher G. McCann,
General Partner

THE 1999 McCANN FAMILY LIMITED PARTNERSHIP

By:	Public Flowers, Inc.,
its General Partner

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: President

PUBLIC FLOWERS, INC.

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: President

THE MARYLOU McCANN 1999 TRUST U/A/D July 6, 1999

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee

James F. McCann, III

By:	/s/ Christopher G. McCann
Christopher G. McCann, attorney-in-fact

THE JAMES F. MCCANN 2018 FAMILY TRUST

By:	/s/ Christopher G. McCann
Name: Christopher G. McCann
Title: Trustee